April 13, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-7010

Attention:	Mr. Max A. Webb
Assistant Director

Re:	The Boeing Company
Form 10-K for the Fiscal Year Ended December 31, 2010
File No. 001-00442

Dear Mr. Webb:

Set forth below is the response of The Boeing Company (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated April 6, 2011, relating to the Company’s Form 10-K for the year ended December 31, 2010 filed February 9, 2011. For your convenience, we have recited the Staff’s comment in italicized, bold type and have followed with our response.

Signatures, page 120

1.	Please confirm that in future filings you will have your principal executive officer, principal financial officer, and your controller or principal accounting officer sign your Form 10-K in their capacities as such. Refer to General Instruction D(2)(a) of Form 10-K.

We hereby confirm that in future filings we will ensure that our principal executive officer, principal financial officer and controller or principal accounting officer sign our Form 10-K in their capacities as such.

* * * * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s comment and requests that the Staff contact the undersigned at (312) 544-2625 with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely,

/s/ Gregory D. Smith

Gregory D. Smith Vice President of Finance & Corporate Controller The Boeing Company